Press release
For immediate release
July 12, 2010

VIRGINIA UPGRADES ITS EXPLORATION BUDGET TO $13 M FOR YEAR 2010

Virginia Mines Inc. (“Virginia”) wishes to inform its shareholders and the financing community that have started or are about to begin, alone or with partners, several exploration programs on its numerous projects in Quebec .

Including work carried out in the winter of 2010, Virginia is planning expenditures of nearly $13 million in exploration work on some of its projects during the current year.

Together the Poste Lemoyne Extension, Anatacau-Wabamisk, Lac Pau, Éléonore régional, Ashuanipi and Corvet Est projects will be the object of about $7 million in exploration work. Diamond drilling is currently in progress on the Corvet Est, which is worked in partnership with Goldcorp Inc. This work has the objective of testing at depth the Marco gold-bearing zone. A few shallow holes will also be drilled on the Contact zone. Other drilling is also planned in the fall of 2010 on other projects.

The Poste Lemoyne Extension project is host to Zone Orfée, which has an established resource of 88,588 tonnes grading 9.44 g/t Au in the measured category and 114,895 tonnes grading 18.4 g/t Au in the inferred category. Most recently, several gold showings have been discovered within a deformation corridor alongside the south shore of the LG-3 reservoir in the western portion of the property. This auriferous corridor is followed over several kilometres in an east-west direction and is associated with an important deformation zone that has developed at the contact between a volcanic sequence and a tonalitic intrusion. Samples selected to characterize these new showings returned values between 1 g/t Au and 28.8 g/t Au. Exploration work to be carried out in the summer of 2010 on the property, which will consist of prospecting, mapping, mechanical stripping and sampling, will manly target this gold-bearing corridor.

The Anatacau-Wabamisk property is host to the Isabelle showing, which returned in the winter of 2010 a drill intersection grading 46.5 (uncut) g/t Au over 4 metres (18.26 (cut) g/t Au over 4 metres). The other intersections of interest that were obtained are 5.89 g/t Au over 2 metres (WB-10-07), 2.75 g/t Au over 10 metres (WB-10-04) and 2.02 g/t Au over 7 metres (WB-10-03). To date, only a tiny portion of the property has been worked in detail and many other exploration targets are yet to be tested. Significant surface work (prospecting, geological mapping, mechanical stripping and till sampling) is planned for the summer of 2010 over the entire property.

The Lac Pau property is host to the Tricorne showing, which returned anomalous to sub-economic channel results varying from 1.18 g/t Au over 15 metres to 2.18 g/t Au over 7 metres, with a few economic values (9.02 g/t Au over 5 metres and 5.39 g/t Au over 5 metres). The few holes drilled on the Tricorne showing yielded results that compare with the channel results, returning several sub-economic intersections varying from 1.2 g/t Au over 10.95 metres to 3.43 g/t Au over 6 metres. Elsewhere on the property, another hole testing a kilometric-long IP anomaly crosscut a large intersection grading 0.52 g/t Au over 45.8 metres, including 1.08 g/t Au over 11 metres. The Lac Pau project is host to a vast auriferous system that is to date traced over a 12-kilometre distance. This system remains mostly untested in several areas of the property. During the summer of 2010, a work program consisting of mechanical stripping, geological mapping, prospecting and sampling will be carried out over the entire property.

The Éléonore Régional and Ashuanipi projects also contains many significant gold and base-metal showings on which mapping, mechanical stripping and detailed sampling will be carried out in the summer of 2010.

A budget of nearly $1 million, solely funded by Virginia, is foreseen to carry out prospecting and to evaluate new exploration targets on the James Bay territory.

Virginia is verty excited about beginning its new exploration season with the objective of discovering new mining camps in the James Bay region where Virginia and its partners have already identified several massive sulphide lenses and four other gold deposits of which the Éléonore project which is host to 9.4 million gold ounces (3.15 M oz of measured and indicated resources and 6.25 M oz of inferred resources) and on which Virginia owns a royalty. Virginia is very pleased with the recognized successes of its exploration team and its contribution to mining development in James Bay, a region with exceptional mining potential.

About Virginia

Virginia is among the most active mining exploration companies in Quebec with a working capital of $44.5 million as at February 28, 2010, and 30,145,442 shares issued and outstanding as at June 30, 2010. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

Note to U.S. Investors: Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources: This press release uses the terms "measured and indicated resources". We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources: This press release uses the term "inferred resources". We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

Cautionary Note to U.S Investors -- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this press releases, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our latest Annual Report on Form 40F, No. 000-29880, which may be secured from us, or from the SEC’s website at ttp://www.sec.gov/edgar.shtml

This press release may also contain information about adjacent properties or other properties on which we have no right to explore or mine. We advise U.S. investors that the SEC’s mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

FOR MORE INFORMATION, PLEASE CONTACT:
Andre Gaumond, President,
Paul Archer, V-P Exploration or
Carl-Michel Cloutier, Investor Relations.

200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.